UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice regarding Repayment of Public Fund Preferred Shares

Tokyo, March 31, 2006—Mitsubishi UFJ Financial Group, Inc. (President & CEO; Nobuo Kuroyanagi) (the “Company”) hereby announces the following matters concerning the Preferred Shares of the Company, which had been held by the Resolution and Collection Corporation (the “RCC”).

PARTICULARS

1.	Repayment Policy

Based upon the principle of early disposal of the Public Fund Preferred Shares, the Company, from the point of view of improving shareholder value while maintaining its firm and improved capital base required for the active implementation of its future growth strategy, and also taking fully into consideration the market environment, will continue to consult with the authorities concerned in order to repay the Public Fund Preferred Shares at the earliest feasible time and desirably within the fiscal year ending March 31, 2007 through a sale in the market and repurchase of its own shares.

(1)	Sale in the Market

The Company will continue to consult with the authorities concerned on the assumption that, in full consideration of market impact, the relevant Ordinary Shares, which are to be issued upon the conversion of a portion of the Public Fund Preferred Shares, shall be sold mainly to domestic retail investors in the market (through a secondary offering).

(2)	Repurchase of Own Shares

The Company will continue to consult with the authorities concerned on the assumption that the Company shall repay the Public Fund Preferred Shares other than those mentioned in (1) above, in the following manner:

(a)	the Company shall repurchase such Public Fund Preferred Shares as its Preferred Shares in accordance with the provisions of applicable laws and regulations; or

(b)	the Company shall repurchase the Ordinary Shares as its own shares through transactions such as market trades in the number corresponding to that of the relevant Ordinary Shares, which are to be issued upon the conversion of such Public Fund Preferred Shares, and sold through transactions such as market trades.

2.	Request to the DIC through the RCC

The Company requested the Deposit Insurance Corporation of Japan (the “DIC”), through the RCC to appoint a lead manager and to take other necessary measures on the assumption that the sale in the market mentioned in 1. (1) above shall be carried out.

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

The purpose of this press release is to make a general public statement of the sale of shares of the common stock of the Company outside of the United States and certain other matters. It has not been prepared for the purpose of soliciting investments in such common stock.

Such common stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.